Exhibit 21(a)

ONCOR ELECTRIC DELIVERY COMPANY LLC

SCHEDULE OF SUBSIDIARIES

Subsidiary	State of Incorporation
Oncor Electric Delivery Administration Corp.	Texas
Oncor NTU GP LLC	Delaware
Oncor NTU Holdings Partnership LP	Delaware
Oncor NTU Partnership LP	Delaware
Oncor NTU Intermediate Company LLC	Texas
Oncor Electric Delivery Company NTU LLC	Texas
Oncor NTU Holdings Company LLC	Delaware
Oncor Receivables LLC	Delaware